                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                          TRANSKARYOTIC THERAPIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   893735-10-0
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 16, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 92829S104                                            Page 2 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                4,443,928

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                4,443,928

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,443,928

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.9%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 92829S104                                            Page 3 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                38,667

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    4,443,928
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                38,667

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,443,928

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,482,595

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.1%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 92829S104                                            Page 4 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    4,443,928
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,443,928

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           4,443,928

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.9%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 (the "Amendment") amends the Amendment No. 1 to the
Schedule 13D filed on June 29, 2000 (the "Schedule 13D") and is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"). This Amendment relates to the common shares, par value $0.01, of Transkaryotic Therapies, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the common shares of Transkaryotic Therapies, par value $0.01 per share. The holdings of Common Stock of WP and EMW in this Schedule 13D include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII and WPEP, the "Investors"). WP, EMW and the Investors are referred to herein as the "Group Members."

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment is being filed as a result of the acquisition of an additional 872,500 shares of Common Stock acquired through open market purchases.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended to read as follows:

     "The total amount of funds required by the Investors to purchase the securities of the Company as described herein was US$114,396,250, and was furnished from the working capital of the Investors."

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended to read as follows:

     "(a) The Reporting Entities beneficially own shares of Common Stock of the Company by virtue of their ownership of Series A Convertible Preferred Shares, which are convertible into shares of Common Stock, as well as shares of Common Stock. As of February 26, 2001, WP beneficially owned 4,482,595 shares of Common Stock. Also as of this date, WPEP and EMW each beneficially owned 4,443,928 shares of Common Stock. Of the shares beneficially owned by WP and EMW, 220,423 shares represent the aggregate Common Stock beneficially held by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and EMW's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and EMW may be deemed to own beneficially all of the shares of Common Stock which are beneficially owned by these entities.

     Assuming full conversion of the corresponding Series A Convertible Preferred Shares, as of February, 26 2001, the 4,482,595 shares of Common Stock beneficially held by the Reporting Entities represented approximately 17.1% of the sum of the outstanding shares of Common Stock (based on the 22,692,843 shares of Common Stock outstanding as of September 30, 2000, as set forth in the Company's Quarterly Report on Form 10-Q, for the period ended September 30,
2000) together with the 3,571,428 shares of Common Stock issuable upon conversion of the Series A Preferred Shares held by the Reporting Entities. Assuming full conversion of the corresponding Series A Convertible Preferred

Shares, as of February 26, 2001, the 4,443,928 shares of Common Stock beneficially held by each of WPEP and EMW represented approximately 16.9% of the sum of 3,571,428 (the shares of Common Stock issuable upon conversion of the Series A Preferred Shares held by WPEP and EMW) and the 22,692,843 outstanding shares of Common Stock.

     As of February 26, 2001, assuming full exercise of the applicable Shares, WPNEPI, WPNEPII and WPNEPIII held beneficial ownership of an aggregate of 220,423 shares of Common Stock, which is 1.0% of the sum of 196,429 (the shares of Common Stock issuable upon conversion of the Series A Preferred Shares held by WPNEPI, WPNEPII and WPNEPIII) and 22,692,843.

     (b) WPEP and EMW each have beneficial ownership over 4,443,928 shares of Common Stock. WPNEPI, WPNEPII and WPNEPIII have beneficial ownership of an aggregate of 220,423 shares of Common Stock. WPEP, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with EMW and WP.

     (c) On February 16, WPEP acquired 872,500 shares of Common Stock through an open market purchase. The price paid was $16.50 per share.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable."

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2001                WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott Arenare
                                            ------------------------------
                                            Scott Arenare
                                            Attorney-in-fact


Dated: February 26, 2001                WARBURG, PINCUS & CO.

                                        By: /s/ Scott Arenare
                                            ------------------------------
                                            Scott Arenare
                                            Attorney-in-fact


Dated:  February 26, 2001               E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Scott Arenare
                                            ------------------------------
                                            Scott Arenare
                                            Vice President